Filed pursuant to Rule 424(b)(3)
Registration No. 333-151858

Prospectus

U.S. GEOTHERMAL INC.

12,924,955 shares of Common Stock

          This is a public offering of up to 12,924,955 shares of the common stock, par value $0.001 per share, of U.S. Geothermal Inc., (“we,” “us,” or “our company”), by selling stockholders listed beginning on page 9 of this prospectus. All of the shares being offered, when sold, will be sold by selling stockholders. The shares of common stock registered for resale under this registration statement includes:

  up to 8,608,526 shares of common stock held by the selling stockholders described herein;

  up to 3,191,250 shares of our common stock acquirable upon the exercise of common stock purchase warrants at the exercise price of $3.00 per share for a period of two years from the date of issuance;

  up to 191,475 shares of our common stock issuable to the underwriters pursuant to compensation options granted by the Company in the private placement at the exercise price of $2.33 per share for a period of two years from date of grant;

  up to 638,250 shares of our common stock as liquidation damages in the event the registration statement has not become effective by September 29, 2008; and

  up to 295,454 shares of our common stock acquirable upon exercise of broker warrants at the exercise price of $2.08 per share for a period of eighteen months from the date of issuance.

              We will not receive any proceeds from the sale of the shares by the selling stockholders, however, if the warrants are exercised on a cash basis we will receive the exercise price of the warrants, if exercised at all. We will pay the expenses of registering the shares sold by the selling stockholders. See “Selling Stockholders” beginning on page 13 for a list of the selling stockholders.

              These shares of common stock were registered to permit the selling stockholders to sell the shares from time to time, in amounts and at prices and on terms determined at the time of the offering. The selling stockholders may sell the shares of our common stock covered by this prospectus in a number of different ways and at prevailing market prices or privately negotiated transactions. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 13 of this prospectus.

              You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

              Our common stock is quoted on the American Stock Exchange under the symbol “HTM” and on the Toronto Stock Exchange under the symbol “GTH.” On September 10, 2008 the last reported sale price for our common stock on each exchange was $1.71 and CND$1.82 per share, respectively.

              Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY INFORMATION

The Offering	This is an offering of up to 12,924,955 shares of our common stock by certain selling stockholders.

Shares Offered By the Selling Shareholders	12,924,955 shares of common stock, $0.001 par value per
share.(1)

Offering Price	Determined at the time of sale by the selling stockholders

Common Stock Outstanding at September 10, 2008	62,011,753 shares(2)

Use of Proceeds

We will not receive any of the proceeds of the shares offered by the selling stockholders. We may receive proceeds from the exercise of the warrants upon exercise, if they are exercised. The shares that will be resold under this prospectus were sold by us, or were issued upon the exercise of warrants granted by us. The funds that we raised through the sale of those shares were used for general working capital.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

Trading Symbols	AMEX: HTM; TSX: GTH

(1)

In connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission no later than five months after closing of the private placement and use commercially reasonable efforts to cause it to become effective and remain effective for two years. In the event the registration statement is not effective within five months, the purchasers are entitled to receive as liquidated damages 0.10 common shares for each unit purchased.  The number of shares to be offered by the selling stockholders includes the shares which may be issued as liquidated damages, which is an aggregate of 191,475 shares.

(2)	Outstanding common stock excludes approximately 4,354,878 million shares of common stock acquirable upon exercise of options at exercise prices ranging from $0.60 to $2.41 per share.

Summary of Our Business

U.S. Geothermal is in the renewable “green” energy business. U.S. Geothermal Inc. (“we”, “us” or “the Company” or words of similar import) is a developer, owner and operator of environmentally friendly geothermal power plants. We sell electricity that we generate under long term power purchase agreements, or PPAs, to utility companies. Geothermal energy is the natural heat energy stored within the earth’s crust. In some areas of the earth, economic concentrations of heat energy result from a combination of geological conditions that allow water to penetrate into hot rocks at depth, become heated, and then circulate to a near surface environment. In these settings, commercially viable extraction of the geothermal energy and its conversion to electricity become possible and a “geothermal resource” is present. Through our subsidiary, U.S. Geothermal Inc., an Idaho corporation (“Geo-Idaho,” although our references to our company include and refer to our operations through Geo-Idaho), we are engaged in the acquisition, development and utilization of geothermal resources in the Northwestern United States. Our Company is currently focused on two projects: Raft River and Empire. The Raft River project is a geothermal project encompassing approximately 10.8 square miles of land located at Raft River, Idaho. For the output of Unit 1 at Raft River, we have entered into a PPA, for 13 megawatts annual average net power sales, with Idaho Power Company, and have commenced commercial operation of our first power plant in Raft River. The Empire project is a small scale geothermal power plant on approximately 34.5 square miles of land located in west central Nevada. For the output of the existing plant at Empire we have a full-output PPA, for 3.6 megawatts annual average net power sales, with Sierra Pacific Power Company that expires in 2017, and commercial operation of this plant commenced 21 years ago.

The Offering

We are registering for resale shares of our common stock held by the selling shareholders listed in this prospectus. The selling shareholders acquired the securities in the following transactions.

On April 28, 2008, we completed a private placement of 6,382,500 Units at a price of Cdn$2.35 per Unit, for gross proceeds of $14,998,875. Each unit consisted of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Under the terms of the registration rights agreement entered into as part of the offering, we agreed to file a registration statement with the Securities and Exchange Commission and use commercially reasonable efforts to cause it to become effective no later than five months following closing and to remain effective for two years. The registration statement of which this prospectus is a part registers 10,403,475 of our shares of common stock of which 6,382,500 are currently outstanding and 3,191,250 shares of common stock acquirable upon the exercise of warrants sold in the offering for a period of two years from the date of issuance. In the event the registration statement is not effective by September 29, 2008, the purchasers are entitled to receive as liquidated damages 0.1 common shares for each unit purchased which is an aggregate of 638,250 shares.

We paid Clarus Securities Inc., Toll Cross Securities Inc., and Loewen Ondaatje McCutcheon Limited (collectively, the “Underwriters”) a cash commission of $854,932, representing 6% of the gross proceeds of the offering less US$45,000 and compensation options entitling the Underwriters to purchase 191,475 common shares of the Company at US$2.33 exercisable for a period of 24 months from the closing date.

A portion of the proceeds of the private placement were used to complete the Empire geothermal project acquisition and for general working capital purposes.

On June 5, 2007, we completed a private placement of 9,090,900 shares of common stock at a price of Cdn$2.20 ($2.07) per share, for gross proceeds of Cdn$19,999,980 ($18,859,009).  Cormark Securities Inc., Dundee Securities Corporation and Toll Cross Securities Inc. have been issued broker warrants to purchase up to 454,545 common shares of our company at US $2.08 exercisable for 18 months.  The registration statement of which this prospectus is a part registers the 295,454 shares of common stock acquirable upon the exercise of the outstanding brokers warrants.

In addition, the registration statement of which this prospectus is a part registers 2,226,026 shares of our common stock held by Daniel J. Kunz, the Company’s Chief Executive Officer.

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

General Business Risks

We may be subject to liquidated damages in the event that a resale registration statement is not declared effective by September 29, 2008. On April 28, 2008 (the “Closing Date”), we completed a private placement of 6,382,500 units (each a “Unit”) at a price of Cdn$2.35 per Unit. Each unit consisting of one common share (“Common Share”) of the Company and one half of one warrant. Each whole Common Share purchase warrant (a “Warrant”) entitles the holder thereof to acquire one Common Share in the capital of the Company for a period of 24 months following the Closing Date. Upon completion of the placement and the issuance of 290,000 shares of common stock in connection with the Empire transaction, the company had 62,011,753 shares issued and outstanding. In connection with the offering, we agreed to file a registration statement with the Securities and Exchange Commission as soon as practicable after closing and to use commercially reasonable efforts to cause it to become effective and remain effective for two years. In the event the registration statement is not effective by September 29, 2008, the purchasers in the private placement are entitled to receive, as liquidated damages, 0.1 common shares for each common share purchased.

Our future performance depends on our ability to establish that the geothermal resource is economically sustainable. Geothermal resource exploration and development involves a high degree of risk. The recovery of the amounts shown for geothermal properties and related deferred costs on our financial statements, as well as the execution of our business plan generally, is dependent upon the existence of economically recoverable and sustainable reserves. Expansion of the production of power from Raft River is not certain and depends on successful drilling and discovery of additional geothermal hydrothermal resources in quantities and containing sufficient heat necessary to economically fuel future plants.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing. We require substantial additional financing to fund the cost of continued development of the Raft River project and other operating activities, and to finance the growth of our business, including the construction and commissioning of a power generation facility. We may not be able to obtain the needed funds on terms acceptable to us or at all. Further, if additional funds are raised by issuing equity securities, significant dilution to our current shareholders may occur and new investors may get rights that are preferential to current shareholders. Alternatively, we may have to bring in a joint venture partner to fund further development work, which would result in reducing our interest in the project.

We may not be able to fully develop the geothermal resource within the Unit 1 joint venture boundaries which would increase development costs for Unit 2 and result in delays. Unit 2 is currently anticipated to be located within the Unit 1 joint venture boundaries. Without the agreement and consent of our Unit 1 joint-venture partner, Raft River Holdings, we cannot fully develop the geothermal resource within the Unit 1 joint venture boundaries without incurring increased development costs and delays.

It is very costly to place geothermal resources into commercial production. Before the sale of any power can occur, it will be necessary to construct a gathering and disposal system, a power plant, and a transmission line, and considerable administrative costs would be incurred, together with the drilling of additional wells. For Phase I, we have estimated these costs to be approximately US $39 million to be incurred over an eighteen-month period. Future expansion of power production at Raft River and development of new power production capability at Empire and Neal Hot Springs may result in significantly increased capital costs related to increased production and injection well drilling and higher costs for labor and materials. To fund expenditures of this magnitude, we may have to find a joint venture participant with substantial financial resources. There can be no assurance that a participant can be found and, if found, it would result in us having to substantially reduce our interest in the project.

Our participation in the joint venture is subject to risks relating to working with a co-venturer. Raft River Energy I LLC is the Phase I project joint venture company with Raft River I Holdings, LLC, a subsidiary of The Goldman Sachs Group Inc. Raft River I Holdings, LLC will contribute in staged payments a total of $34 million in cash and we will contribute $5 million in cash and approximately $1.5 million in production and injection wells and geothermal leases to Raft River Energy I LLC. We are subject to risks in working with a co-venturer that could adversely impact Unit 1 of the Raft River project as well as anticipated development of Unit 2. We anticipate that the Unit 2 power plant may utilize the geothermal resource within the Unit 1 joint venture boundaries. Without the agreement and consent of our joint venture partner, Raft River I Holdings, we cannot fully develop the Unit 1 geothermal resource without incurring increased development costs and delays. The joint venture is dependent upon the contribution of a total of $34 million is cash from Raft River I Holdings and it will be adversely impacted if our co-venturer’s financial condition does not permit the required contribution. Further, our contribution to the joint venture may exceed returns from the joint venture, if any.

We may not be able to manage our growth due to the commencement of operations of the Raft River power plant, development of the Empire resources and exploration activities in Neal Hot Springs which could negatively impact our operations and financial condition. Significant growth in our operations will place demands on our operational, administrative and financial resources, and the increased scope of our operations will present challenges to us due to increased management time and resources required and our existing limited staff. Our future performance and profitability will depend in part on our ability to successfully integrate the operational, financial and administrative functions of Raft River and other acquired properties into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business. There can be no assurance that we will be successful in these efforts. Our inability to manage the increased scope of operations, to integrate acquired properties, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

If we incur material debt to fund our business, we could face significant risks associated with such debt levels. We will need to procure significant additional financing to construct, commission and operate additional power plants at Raft River and Empire in order to generate and sell electricity. If this financing includes the issuance of material amounts of debt then a portion of our cash flow from operations would be used for the payment of principal and interest on such indebtedness and would not be available for financing capital expenditures or other purposes and the terms and conditions of such debt facilities may contain covenants that could restrict growth and require collateral securing payment of that indebtedness.

The success of our business relies on retaining our key personnel. We are dependent upon the services of our President and Chief Executive Officer, Daniel J. Kunz, our Chief Financial Officer, Kerry D. Hawkley, our Chief Operating Officer, Douglas J. Glaspey, and Kevin Kitz, our Vice President – Project Development. The loss of any of their services could have a material adverse effect upon us. We have executed employment agreements with these persons but do not have key-man insurance on any of them.

Our development activities are inherently very risky. The high risks involved in the development of a geothermal resource cannot be over-stated. The development of geothermal resources at our Raft River, Empire, and Neal Hot Springs projects are such that there cannot be any assurance of success.  Exploration costs are high and are not fixed. The geothermal resource cannot be relied upon until substantial development, including drilling, has taken place.  The costs of development drilling are subject to numerous variables such as unforeseen geologic conditions underground which could result in substantial cost overruns.  Drilling for geothermal resource at Raft River is relatively deep with the average depth of wells some 6,000 feet.  Drilling at Neal Hot Springs and at planned future phases of expansion at Empire and Raft River may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. At Empire, transmission line upgrades may be required to provide for expanded output and involve risks of delay and cost overruns.

The impact of governmental regulation could adversely affect our business by increasing costs for financing or development of power plants. Our business is subject to certain federal, state and local laws and regulations, including laws and regulations on taxation, the exploration for and development, production and distribution of electricity, and environmental and safety matters. On a Federal level, the most important tax rule that affects our business is the Production Tax Credit (PTC), which is currently set to expire on December 31, 2008. If the PTC is not extended, financing of planned additional geothermal power plants will be much more difficult because the PTC enhances the annual revenue of the project by about 25 percent per year for the first 10 years. Without this revenue enhancement the expected internal rates of returns on investments would be significantly lower and therefore they would be less desirable for investors who then may choose to invest elsewhere for greater returns. The loss of the PTC is a risk that could result in making future expansions at Raft River and at Neal Hot Springs uneconomic. New rules recently adopted by the Bureau of Land Management, as directed by the Energy Policy Act of 2005, require competitive auction of all geothermal leases on Federal lands. Competitive leasing is significantly increasing the cost of obtaining leases on Federal land and makes it more difficult to acquire additional lands for exploration.

If Federal lands or any Federal involvement are included in any geothermal development, requirements of the National Environmental Policy Act ("NEPA") will be triggered. Most of the geothermal resource in the United States is located in the western states, where the Federal Government often is the largest landowner. If a NEPA action is triggered, such as an Environmental Impact Statement or Environmental Assessment, a project delay of one to two years and a cost of $1,000,000 to $2,000,000 or more may be incurred while the environmental permitting process is completed. NEPA not only can impact the property where the geothermal resource is located, but includes the siting and construction of transmission lines. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

In the states of Idaho and Oregon, drilling for geothermal resources is governed by specific rules: in Idaho, IDAPA 37 Title 03 Chapter 04 Drilling for Geothermal Resources Rules; and in Oregon, Division 20 Geothermal Regulation. These rules require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters, and, may not allow or may restrict drilling activity, or may require that a geothermal resource be unitized (shared) with adjoining land owners. Such laws and regulations may increase the costs of planning, designing, drilling, installing, operating and abandoning our geothermal wells, the power plant and other facilities. State environmental requirements and permits, such as the Idaho Department of Environmental Quality, Air Quality Permit to Construct, include public disclosure and comment. It is possible that a legal protest could be triggered through one of the permitting processes that would delay construction and increase cost for one of our projects. The state of Oregon has an Energy Facility Siting Council that must issue a site certificate for any geothermal energy facilities of 35 megawatts or higher which could affect the Neal Hot Spring project by adding additional cost and delay construction.

Because of these state and federal regulations, we could incur liability to governments or third parties for any unlawful discharge of pollutants into the air, soil or water, including responsibility for remediation costs. We could potentially discharge such materials into the environment:

  from a well or drilling equipment at a drill site;

  leakage of fluids or airborne pollutants from gathering systems, pipelines, power plant and storage tanks;

  damage to geothermal wells resulting from accidents during normal operations; and

  blowouts, cratering and explosions.

Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business by increasing cost and the time required to explore and develop geothermal projects. In addition, because the Vulcan Property at Raft River was previously operated by others, we may be liable for environmental damage caused by such former operators.

Industry competition may impede our growth and ability to enter into power purchase agreements on terms favorable to us, or at all, which would negatively impact our revenue. The electrical power generation industry, of which geothermal power is a sub-component, is highly competitive and we may not be able to compete successfully or grow our business. We compete in areas of pricing, grid access and markets. The industry in the Pacific Northwest and Nevada , in which the Raft River and Empire projects are located, is complex as it is composed of public utility districts, cooperatives and investor-owned power companies. Many of the participants produce and distribute electricity. Their willingness to purchase electricity from an independent producer may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into power purchase agreements on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding development of additional properties.

Claims have been made that some geothermal plants cause seismic activity and related property damage which may result in claims or litigation that could be costly and distract management from operations and negatively impact our financial condition. There are approximately two-dozen geothermal plants operating within a fifty-square-mile region in the area of Anderson Springs, in Northern California, and there is general agreement that the operation of these plants causes a generally low level of seismic activity. Some residents in the Anderson Springs area have asserted property damage claims against those plant operators. There are significant issues whether the plant operators are liable, and to date no court has found in favor of such claimants. While we do not believe the area of the Raft River, Empire, and Neal Hot Springs projects or our intended operation of a power plant will present the same geological or seismic risks, there can be no assurance that we would not be subject to similar claims and litigation. Any claims or litigation could be costly and time consuming to defend and distract management from operations which may adversely impact our operations and financial condition.

Actual costs of construction or operation of a power plant may exceed estimates used in negotiation of power purchase and power financing agreements. Our initial power purchase contract is under rates established by the Idaho Public Utility Commission (“IPUC”), using an “avoided-cost” model for cost of construction and operating costs of a power plant. If the actual costs of construction or operations exceed the model costs, our company may not be able to build the contemplated power plant, or if constructed, may not be able to operate profitably. Our financing agreements provide for a priority payback to our partner. If the actual costs of construction or operations exceed the model costs, we may not be able to operate profitably or receive the planned share of cash flow and proceeds from the project.

Payments under our Raft River initial power purchase agreement may be reduced if we are unable to forecast our production adequately. Upon commencement of the third year of operation, under the terms of our initial power purchase agreement for the energy produced at Raft River, if we do not deliver electricity output within 90% to 110% of our forecasted amount, which forecast we are able to submit every three months, payments for the amount delivered will be reduced, possibly significantly. For example if the plant produces more than 110% of the power as forecasted then we would not receive any revenue for the amount over the forecast figure. If the plant produces less than 90% of the forecast amount for unexcused reasons, such as normal plant breakdowns and maintenance, then we may be subject to a reduced power price, depending the prevailing power market conditions. The agreement moves the power price to the market price instead of contracted price. For example, if we currently expect to forecast 9 megawatts of delivery for a 10-megawatt plant and the damages would then result if the actual delivery was only 8.1 megawatts or less. All 8.1 megawatts would be subject to a reduced price that is not possible to predict at this time. The total average revenue per megawatt hour is approximately $62.40 and the reduction in revenue could be perhaps 30% of that amount. As a risk mitigation element we are able to submit a new forecast every three months thereby limiting this exposure.

There are some risks for which we do not or cannot carry insurance. Because our current operations are limited in scope, we carry public liability insurance and directors’ and officers’ liability coverage, but do not currently insure against any other risks. As our operations progress, we will acquire additional coverage consistent with our operational needs, but we may become subject to liability for pollution or other hazards against which we cannot insure or cannot insure at sufficient levels or against which we may elect not to insure because of high premium costs or other reasons. In particular, coverage is not available for environmental liability or earthquake damage.

Our acquisition activities may not be successful. We have made and may continue to make acquisitions of businesses and properties. Acquisitions pose substantial risks to our business, financial condition and results of operations. The following are some of the risks associated with acquisitions, including any future acquisitions and our recently completed acquisitions, including the Empire acquisition:

  some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels;

  we may assume liabilities that were not disclosed to us or that exceed our estimates;

  we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

  acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures; and

  we may incur additional debt related to future acquisitions or enter into financing arrangements that place restrictions on the acquired properties.

Risks Relating To the Market for Our Securities

A significant number of shares of our common stock are eligible for public resale. If a significant number of shares are resold on the public market, the share price could be reduced and could adversely affect our ability to raise needed capital. The market price for our common stock could decrease significantly and our ability to raise capital through the issuance of additional equity could be adversely affected by the availability and resale of such a large number of shares in a short period of time. If we cannot raise additional capital on terms favorable to us, or at all, it may delay our exploration or development of existing properties or limit our ability to acquire new properties, which would be detrimental to our business.

The possible issuance of substantial amounts of additional shares without shareholder approval may dilute the percentage ownership of our shareholders. There are 62,011,753 shares of our common stock outstanding and 4,354,878 shares of common stock issuable upon exercise or conversion of outstanding options and warrants as of August 25, 2008. There are 250,000,000 shares of our common stock authorized for issuance. All of our authorized shares in excess of those currently outstanding may be issued without any action or approval by our shareholders and may dilute the percentage ownership of our current shareholders.

The price of our common stock is volatile, which may cause investment losses for our shareholders. The market for our common stock is highly volatile, having ranged in the last fiscal year from a low of Cdn$1.60 to a high of Cdn$4.50 on the TSX and from a low of US$1.40 to a high of US$4.75 on the Over-the-Counter Bulletin Board. Since April 16, 2008, the day our stock began listing on the AMEX, to September 10, 2008 the price has ranged from a low of $1.63 to a high of $3.04 as reported on the AMEX. The trading price of our common stock on the TSX and on the AMEX is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to our company could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements, including, but not limited to, our statements on strategy, operating forecasts, and our working capital requirements and availability. In addition, from time to time, our company or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by our company with the SEC, press releases or oral statements made by or with the approval of an authorized executive officer of our company. Forward-looking statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as “may”, “expect”, “anticipate”, “estimate”, or “continue” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors and conditions described in the discussions of “Risk Factors” in this registration statement and in other documents our company files from time to time with the SEC. The reader is cautioned that our company does not have a policy of updating or revising forward-looking statements and thus the reader should not assume that silence by management of our company over time means that actual events are bearing out as estimated in such forward-looking statements.

All references to “dollars” or “$” are to United States dollars and all references to “Cdn$” are to Canadian dollars. United States dollar equivalents of Canadian dollar figures are based on the noon buying rate for Canadian dollars for the Federal Reserve Bank of New York on the applicable date.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by it under this prospectus. If, and when, the warrants are exercised by the selling stockholders the proceeds from the exercise of the warrants will be used by use for the Empire geothermal project and general working capital purposes.

SELLING STOCKHOLDERS

This prospectus covers the offering of up to 12,924,955 shares of our common stock by selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

The shares issued to the selling stockholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 13 of this prospectus. Each of the selling stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Stockholders Information

The following is a list of the selling stockholders who own an aggregate of 12,924,955 shares of our common stock covered in this prospectus. Except as noted, the selling stockholders acquired the shares of common stock or warrants to purchase shares of common stock in our private placement in April 2008 . The number of shares beneficially owned by each selling shareholder is as at closing of the private placement on April 28, 2008. See “Transactions with Selling Shareholders” beginning on page 12 of this prospectus for further details. At April 30, 2008, we had 62,011,753 shares of common stock issued and outstanding.

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered(2)	Shares Owned After Offering(3)	Percentage of Shares owned After Offering
2035718 Ontario Inc.	88,000 (4)	*	88,000	-	*
Acuity Investment Management ITF: Acuity Clean Equity Fund	362,720 (5)	*	362,720	-	*
Aegon Capital Canadian Equity Fund	33,600 (6)	*	33,600	-	*
AGF Canadian Stock Fund	1,801,700 (7)	2.91%	779,200	1,022,500	1.65%
Benito Foundation	12,499 (8)	*	1,280	11,219	*
Black River Commodity Clean Energy Investment Fund LLC	1,405,200 (9)	2.27%	1,405,200	-	*
Black River Small Capitalization Fund Ltd.	1,405,200 (10)	2.27%	1,405,200	-	*
BTR Global Arbitrage Trading Limited	680,000 (11)	1.10%	680,000	-	*
BTR Global Energy Trading Limited	680,000 (11)	1.10%	680,000	-	*
Clarus Securities Inc.	162,754 (12)	*	162,754	-	*
Daniel Kunz	2,226,026(13)	3.58%	2,226,026	-	*
Dundee Securities Corp	159,091(14)	*	159,091	-	*

Front Street Investment Management Inc.	1,361,600 (15)	2.20%	1,361,600	-	*
George Kerr	80,000 (16)	*	80,000	-	*
Greenpeace Fund Inc.	57,385 (17)	*	6,880	50,505	*
HSBC Trust Company FBO JOV Winslow Global Green Fund	8,954 (18)	*	2,880	6,074	*
How & Co. FBO Jupiter Green Investment Trust	413,107 (19)	*	196,307	216,800	*
IG AGF Canadian Growth Class	15,400 (20)	*	8,000	7,400	*
IG AGF Canadian Growth Fund	511,420 (21)	*	210,720	300,700	*
IMAXX Canadian Equity Growth Fund	176,000 (22)	*	176,000	-	*
Keystone Equity Fund	55,780 (23)	*	22,880	32,900	*
Loewen Ondaatje McCutcheon Limited	9,574 (24)	*	9,754	-	*
RBC Global Resources Fund	1,217,500 (25)	1.96%	640,000	577,500	*
Salida Multi Strategy Hedge Fund	1,363,200 (26)	2.20%	1,363,200	-	*
Toll Cross Securities Inc.	155,510 (27)	*	155,510	-	*
Transamerica Life Canadian Equity GIF Fund	198,400 (28)	*	198,400	-	*
Winslow Green Growth Fund	4,116,533 (29)	6.64%	471,533	3,645,000	5.88%
Winslow Green Solutions Fund	162,583 (30)	*	38,400	124,183	*

TOTALS	18,919,736		12,924,955

*	Represents less than one percent of the outstanding common stock.

(1)	All percentages are based on 62,011,753 shares of common stock issued and outstanding on April 30, 2008.

(2)

In the event the registration statement is not effective by September 29, 2008, the purchasers of common stock in the April private placement are entitled to receive as liquidated damages 0.1 common shares for each Unit purchased. The shares which may be issued pursuant to the liquidated damages provisions are triggered are included in the number of shares held by those selling shareholders entitled to receive them.

(3)

This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See “Plan of Distribution” beginning on page 13.

(4)

Representatives of this securityholder have advised us that Richard Kung is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 55,000 common shares and 27,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 5,500 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(5)

Representatives of this securityholder have advised us that Hugh McCauley is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 226,700 common shares and 113,350 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 22,670 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(6)

Representatives of this securityholder have advised us that Glenn Paradis and Mark Jackson are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. Includes 21,000 common shares and 10,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 2,100 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(7)

Representatives of this securityholder have advised us that the following individuals are natural person with voting and dispositive power with respect to the common stock held by this security holder: Blake C. Goldring, Judy C. Goldring, Carolyn Tuck, Patricia Perez-Coutts, Jacqueline Sanz, W. Robert Farquharson, Martin Hubbes, Jean Charbonneau, Stephen Way, Edna Man, Randy G. Ambrosie, Mark Adams, Tony Genua, Lary Herscu, Greg Henderson, Rose Cammareri, Christine Hughes, Tristan Sones. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Includes 487,000 common shares and 243,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 48,700 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(8)

Representatives of this securityholder have advised us that Jackson Robinson is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 800 common shares and 400 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 80 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(9)

Representatives of this securityholder have advised us that Peter Lee is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 878,250 common shares and 439,125 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 87,825 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(10)

Representatives of this securityholder have advised us that Peter Lee is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 878,250 common shares and 439,125 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 87,825 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(11)

Representatives of this securityholder have advised us that Brad White is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 425,000 common shares and 212,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 42,500 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(12)

Includes 162,754 shares of common stock issuable upon exercise of warrants. The warrants are exercisable for 24 months at $2.33 per share. Representatives of this securityholder have advised us that Jim Christodoulis is the natural person with voting and dispositive power with respect to the common stock held by this security holder. This selling shareholder acquired the securities as compensation for underwriting activities and is affiliated with a registered broker-dealer.

(13)	Not acquired in the June 2007 or April 2008 private placement. Mr. Kunz is the CEO of the Company.

(14)	Includes 159,091 shares of common stock issuable upon exercise of warrants. The warrants are exercisable for 18 months at $2.08 per share. Representatives of this securityholder have advised us that David Anderson and Brett Whalen are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. This selling shareholder acquired the securities as compensation for underwriting activities in the June 2007 private placement and is affiliated with a registered broker-dealer. In connection with the private placements, this security holder only conducted underwriting activities outside of the United States Underwriting activities in the United States were conducted by registered broker-dealers.

(15)

Representatives of this securityholder have advised us that Norm Lamarche is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 851,000 common shares and 425,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 85,100 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(16)

Includes 50,000 common shares and 25,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 5,000 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(17)

Representatives of this securityholder have advised us that Jackson Robinson is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 4,300 common shares and 2,150 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 430 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(18)

Representatives of this securityholder have advised us that Jackson Robinson is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 1,800 common shares and 900 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 180 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(19)

Representatives of this securityholder have advised us that Matthew Patsky is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 122,692 common shares and 61,346 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 12,269 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(20)

Representatives of this securityholder have advised us that the following individuals are natural person with voting and dispositive power with respect to the common stock held by this security holder: Blake C. Goldring, Judy C. Goldring, Carolyn Tuck, Patricia Perez-Coutts, Jacqueline Sanz, W. Robert Farquharson, Martin Hubbes, Jean Charbonneau, Stephen Way, Edna Man, Randy G. Ambrosie, Mark Adams, Tony Genua, Lary Herscu, Greg Henderson, Rose Cammareri, Christine Hughes, Tristan Sones. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Includes 5,000 common shares and 2,500 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 500 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(21)

Representatives of this securityholder have advised us that the following individuals are natural person with voting and dispositive power with respect to the common stock held by this security holder: Blake C. Goldring, Judy C. Goldring, Carolyn Tuck, Patricia Perez-Coutts, Jacqueline Sanz, W. Robert Farquharson, Martin Hubbes, Jean Charbonneau, Stephen Way, Edna Man, Randy G. Ambrosie, Mark Adams, Tony Genua, Lary Herscu, Greg Henderson, Rose Cammareri, Christine Hughes, Tristan Sones. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Includes 131,700 common shares and 65,850 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 13,170 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(22)

Representatives of this securityholder have advised us that Glenn Paradis and Mark Jackson are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. Includes 110,000 common shares and 55,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 11,000 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(23)

Representatives of this securityholder have advised us that the following individuals are natural person with voting and dispositive power with respect to the common stock held by this security holder: Blake C. Goldring, Judy C. Goldring, Carolyn Tuck, Patricia Perez-Coutts, Jacqueline Sanz, W. Robert Farquharson, Martin Hubbes, Jean Charbonneau, Stephen Way, Edna Man, Randy G. Ambrosie, Mark Adams, Tony Genua, Lary Herscu, Greg Henderson, Rose Cammareri, Christine Hughes, Tristan Sones. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Includes 14,300 common shares and 7,150 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 1,430 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(24)

Includes 9,574 shares of common stock issuable upon exercise of warrants. The warrants are exercisable for 24 months at $2.33 per share. Representatives of this securityholder have advised us that Priya Patil is the natural person with voting and dispositive power with respect to the common stock held by this security holder. This selling shareholder acquired the securities as compensation for underwriting activities and is affiliated with a registered broker-dealer.

(25)

Representatives of this securityholder have advised us that Brahm Spilfogel is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 400,000 common shares and 200,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 40,000 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(26)

Representatives of this securityholder have advised us that Brad White is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 852,000 common shares and 426,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 85,200 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(27)

Includes 19,147 shares of common stock issuable upon exercise of warrants acquired in the April 2008 private placement.  The warrants are exercisable for 24 months at $2.33 per share. Representatives of this securityholder have advised us that Rodger Gray is the natural person with voting and dispositive power with respect to 19,147 shares common stock held by this security holder.  Includes 136,363 shares of common stock issuable upon exercise of warrants in the June 2007 private placement. The warrants are exercisable for 18 months at $2.08 per share. Representatives of this securityholder have advised us that Rodger Gray, President, Marc Bouchard, Chairman, and Steve Somodi, Chief Financial Officer are the natural persons with voting and dispositive power with respect to 136,363 shares of common stock held by this security holder. In connection with the June 2007 private placement, this security holder only conducted underwriting activities outside of the United States underwriting activities in the United States were conducted by registered broker-dealers.  This selling shareholder acquired the securities as compensation for underwriting activities and is affiliated with a registered broker-dealer

(28)

Representatives of this securityholder have advised us that Glenn Paradis and Mark Jackson are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. Includes 124,000 common shares and 62,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 12,400 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(29)

Representatives of this securityholder have advised us that Jackson Robinson is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 294,708 common shares and 147,354 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 29,471 shares that may be issued pursuant to liquidated damages. See Footnote 2.

(30)

Representatives of this securityholder have advised us that Jackson Robinson is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 24,000 common shares and 12,000 common shares issuable upon the exercise of warrants issued in the private placement. Also includes an additional 2,400 shares that may be issued pursuant to liquidated damages. See Footnote 2.

Each of the selling shareholders has represented to us that it is not a broker-dealer. Further, each of the selling shareholders has represented to us that it is not affiliated with any broker-dealer in the United States, other than AGF Canadian Stock Fund, IG AGF Canadian Growth Class, Clarus Securities Inc., IG AGF Canadian Growth Fund, Keystone Equity Fund, Loewen Ondaatje McCutcheon Limited, and Toll Cross Securities Inc. each of which is affiliated with a registered broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Stockholders

On April 28, 2008, we completed a private placement of 6,382,500 units (the “Units”). Each Unit consisted of one common share (“Common Share”) and one half of one common share purchase warrant at a price of Cdn$2.35 per Unit, for gross proceeds of Cdn$14,998,875. Each whole Common Share purchase warrant (a “Warrant”) entitles the holder to acquire one common share of the company for a period of 24 months following closing at a exercise price of US$3.00. The sale of shares was pursuant to the exemption from registration provided under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended. Upon completion of the placement, the company had 62,011,753 shares issued and outstanding.

The Underwriters were paid an aggregate cash fee of Cdn$854,932 representing 6% of the aggregate gross proceeds from the offering, less $45,000, and have been issued broker warrants to purchase up to 191,475 common shares of the Company at US $2.34 exercisable for 24 months.

In connection with the offering, we agreed to file a registration statement with the Securities and Exchange Commission as soon as practicable after closing and use commercially reasonable efforts to cause it to become effective and remain effective for two years. In the event the registration statement is not effective by September 29, 2008, the purchasers are entitled to receive as liquidated damages 0.1 common shares for each Unit purchased.

The proceeds of the private placement will be used to complete the Empire geothermal project acquisition and for general corporate working capital purposes.

On June 5, 2007, we completed a private placement of 9,090,900 shares of common stock at a price of Cdn$2.20 ($2.07) per share, for gross proceeds of Cdn$19,999,980 ($18,859,009).  Cormark Securities Inc., Dundee Securities Corporation and Toll Cross Securities Inc. have been paid an aggregate cash fee of Cdn$999,999 ($942,950), representing 5% of the aggregate gross proceeds from the offering, and have been issued broker warrants to purchase up to 454,545 common shares of our company at US $2.08 exercisable for 18 months.

In addition, the registration statement of which this prospectus is a part registers 2,226,026 shares of our common stock held by Daniel J. Kunz, the Company’s Chief Executive Officer .

PLAN OF DISTRIBUTION

          Each selling stockholder of the common stock (“Common Stock”) of the Company and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Trading Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

  block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker dealer as principal and resale by the broker dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

          Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with National Association of Securities Dealers (“NASD”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

          In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any underwriter or other person to distribute the common stock. In no event shall any broker-

dealer receive fees, commissions and markups which, in the aggregate, would not exceed customary fees and commissions.

          The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

          The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

          The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock by the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

          Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

          We agreed to keep this prospectus effective until the earlier of (i) two years following closing, or (ii) such time as all shares covered by the registration statement have been sold publicly. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. We have advised each selling stockholder that it may not use shares registered under this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Securities and Exchange Commission. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The financial statements as of March 31, 2007 and 2008, and for each of the three years ended March 31, 2008, 2007 and 2006 have been incorporated by reference herein and in the registration statement and have been so included in reliance on the report of Williams & Webster, P.S., Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

Much of the information with respect to the geothermal resource at the Raft River, Empire and Neal Hot Springs projects included in this prospectus is derived from the reports of GeothermEx, Inc., Black Mountain Technology, and Teplow Geologic, respectively, and has been included in this prospectus upon the authority of that company as experts with respect to the matters covered by the reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We ‘‘incorporate by reference’’ into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

  Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008;

  The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 from our definitive proxy statement on Schedule 14A for our 2008 Annual Meeting of Stockholders filed with the SEC on July 25, 2008;

  Our Registration Statement on Form 8-A filed on April 15, 2008, including any amendments or reports filed for the purpose of updating such description.

  Our Current Reports on Form 8-K filed on April 1, 2008, April 7, 2008, April 9, 2008, April 16, 2008, May 2, 2008 (as amended on July 8, 2008 and August 26, 2008), July 25, 2008, and August 27, 2008.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

U.S. Geothermal Inc.
1505 Tyrell Lane
Boise, ID 83706
208-424-1027

12,924,955 Shares

U.S. GEOTHERMAL INC.

Common Stock

_____________
PROSPECTUS
_____________

The date of this prospectus is September 11, 2008